UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Grupo Aeroportuario del Pacifico Announces Results for the Fourth Quarter of 2020

GUADALAJARA, Mexico, Feb. 24, 2021 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) reported its consolidated results for the fourth quarter ended December 31, 2020 (4Q20). Figures are unaudited and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

COVID-19 Impact

During the fourth quarter of the year, the COVID-19 pandemic continued to affect the Company’s results, mainly due to the decrease in international and domestic passenger traffic compared to 4Q19. Beginning in mid-2020, non-essential activities in Mexico began to reactivate and the airports began to demonstrate improvements in passenger traffic. However, the general population was encouraged to remain at home. With respect to operations in the Jamaican airports, beginning June 15, 2020, the number of flights at these airports began to increase, but 4Q20 had much lower passenger traffic levels compared to 4Q19.

The level of recovery in the Company’s operations and results will depend on the duration and containment of the pandemic by the Mexican, Jamaican and U.S. governments, as the main origin-destination. Due to the nature of the pandemic, the Company cannot completely estimate its impact on the financial situation or the operating results of the Company for the short, medium, or long term.

4Q20 Company Measures:

  The Company continued to offer support to the airlines and its commercial clients. The Company granted discounts for commercial contracts, with regards to the guaranteed minimum rent amounts, in accordance with the percentage of passenger traffic decrease at each airport, thereby maintaining percentage of participation over revenues. With regards to the airlines, the Company continued its incentive program in accordance with the reactivation of routes and frequencies that were held prior to the pandemic.
  Operating cost control measures were maintained throughout most of the various expense line items; however, these began to steadily increase in line with the gradual re-opening of the operating areas per the higher passenger traffic at each airport.
  The Company concluded the extraordinary review of the Master Development Program with the Mexican Aeronautical Authority for the current 5-year period, deferring investments for a period of 20 months. The Company also presented the Jamaican government certain rebalancing proposals for the Montego Bay and Kingston airports, which will be reviewed in 2021.

Impact of COVID-19 on the Company’s Financial Position:

While the pandemic-related effects caused a significant decline for 4Q20 results, the Company generated a positive EBITDA. Controlling cost of services, the decrease in the rights to concession taxes and the technical assistance fees, allowed the Company to mitigate the impact of COVID-19 on revenues.

During 4Q20, the Company generated a positive cash flow in operating activities, even though it was significantly lower than the cash flow for 4Q19. The Company reported a solid financial position for the close of 4Q20, cash and cash equivalents on December 31, 2020 reached Ps. 14.5 billion (92.6% superior to the balance at 2019). During 4Q20, the Company refinanced US$ 191.0 million in debt matured during the first quarter of 2021.

During 4Q20, the Company carried out an evaluation covering the possible adverse impacts of the pandemic on the Company’s financial condition and operating results, as well as a review of the indicators and deterioration of the larger long-term assets, expected credit losses and recovery of assets due to deferred taxes. In this evaluation, the Company reviewed financial results for the short, medium, and long term, concluding that a significant deterioration of the Company’s assets is not expected. As such, the Company does not foresee business interruption or closing of operations at any of its airports. However, the Company cannot ensure that the negative effect of the pandemic will be lower in the coming quarter than in 4Q20, nor can it ensure that local and global economic conditions will improve. The Company can also not predict the availability of financing, or what general credit conditions will be.

The Company will continue to monitor the pandemic’s adverse effects on the results of the operations, including the monitoring of key indicators, deterioration tests, projections, budgets, fair values, future cash flow related to the recovery of the financial and non-financial assets, as well as possible contingencies.

During 4Q20, the Company carried out the risk valuation that represented the accounts receivables of airlines and commercial clients in terms of liquidity. As a result, the Company was able to recover the accounts receivables reserves of some of its clients, as such, the reserve for expected credit losses declined by Ps. 26.5 million; this effect is recognized in the operating cost.

In accordance with the 2020 annual results, the Company expects an asset recovery for deferred taxes recognized in the statement of cash position, even though the results declined with respect to 2019.

The Company will continue informing the market in a timely manner regarding future material updates to the airport operations, as well as measures that are adopted for preserving liquidity and business continuity.

Summary of Results 4Q20 vs. 4Q19

  The sum of aeronautical and non-aeronautical services revenues decreased by Ps. 1.0 billion, or 28.4%. Total revenues decreased by Ps. 2.2 billion, or 48.7%.

  Cost of services decreased by Ps. 135.2 million, or 17.5%.

  Operating revenue decreased by Ps. 673.6 million, or 34.8%.

  EBITDA decreased by Ps. 656.4 million, or 27.1%, going from Ps. 2.4 billion in 4Q19 to Ps.1.8 billion in 4Q20. The EBITDA margin (excluding the effects of IFRIC 12) increased from 65.0% in 4Q19 to 66.2% in 4Q20.

  Net comprehensive income (loss) changed from income of Ps. 1.0 billion in 4Q19 to a loss of Ps. 307.5 million, or (129.7%) in 4Q20.

Passenger Traffic

During 4Q20, total terminal passengers at the Company’s 14 airports decreased by 4,531.2 thousand passengers, a decrease of 35.5%, compared to 4Q19. During 4Q20, there were no new route openings.

Domestic Terminal Passengers – 14 airports (in thousands):
Airport	4Q19	4Q20	Change	12M19	12M20	Change
Guadalajara	2,730.0	1,777.8	(34.9%)	10,495.8	5,768.1	(45.0%)
Tijuana *	1,528.7	1,506.0	(1.5%)	5,979.7	4,597.3	(23.1%)
Los Cabos	468.2	430.7	(8.0%)	1,915.7	1,215.3	(36.6%)
Puerto Vallarta	468.2	319.0	(31.9%)	1,839.3	951.5	(48.3%)
Montego Bay	2.4	0.0	(100.0%)	9.2	1.0	(89.7%)
Guanajuato	534.6	329.5	(38.4%)	2,056.9	1,051.5	(48.9%)
Hermosillo	488.1	290.3	(40.5%)	1,803.8	939.4	(47.9%)
Mexicali	320.8	215.4	(32.9%)	1,191.9	690.9	(42.0%)
Morelia	136.0	118.1	(13.2%)	478.8	387.3	(19.1%)
Kingston	3.2	0.1	(97.5%)	3.2	1.4	(56.8%)
La Paz	255.0	192.4	(24.5%)	995.4	566.5	(43.1%)
Aguascalientes	169.6	110.7	(34.7%)	635.2	356.0	(44.0%)
Los Mochis	101.6	75.5	(25.6%)	384.4	211.2	(45.0%)
Manzanillo	24.9	14.9	(40.2%)	95.3	49.1	(48.5%)
Total	7,231.0	5,380.4	(25.6%)	27,884.8	16,786.6	(39.8%)
*CBX users are classified as international passengers.

International Terminal Passengers – 14 airports (in thousands):
Airport	4Q19	4Q20	Change	12M19	12M20	Change
Guadalajara	1,116.0	711.4	(36.3%)	4,350.5	2,357.5	(45.8%)
Tijuana *	810.0	512.3	(36.8%)	2,946.1	1,719.3	(41.6%)
Los Cabos	928.7	589.5	(36.5%)	3,693.4	1,848.9	(49.9%)
Puerto Vallarta	794.3	354.8	(55.3%)	3,212.5	1,584.6	(50.7%)
Montego Bay	1,083.4	285.5	(73.6%)	4,698.5	1,609.6	(65.7%)
Guanajuato	170.8	102.5	(40.0%)	698.9	336.2	(51.9%)
Hermosillo	18.6	16.1	(13.3%)	70.2	44.8	(36.2%)
Mexicali	1.8	0.7	(63.5%)	6.9	2.3	(66.5%)
Morelia	106.1	81.9	(22.8%)	418.9	244.0	(41.8%)
Kingston	405.5	133.6	(67.1%)	405.5	628.0	54.9%
La Paz	3.4	1.9	(43.6%)	12.8	6.6	(48.3%)
Aguascalientes	58.9	41.6	(29.3%)	223.2	119.5	(46.5%)
Los Mochis	1.5	0.8	(48.3%)	6.9	2.4	(64.9%)
Manzanillo	18.6	4.5	(75.6%)	79.4	37.1	(53.2%)
Total	5,517.5	2,836.9	(48.6%)	20,823.8	10,541.0	(49.4%)
*CBX users are classified as international passengers.

Total Terminal Passengers – 14 airports (in thousands):
Airport	4Q19	4Q20	Change	12M19	12M20	Change
Guadalajara	3,846.1	2,489.1	(35.3%)	14,846.3	8,125.6	(45.3%)
Tijuana *	2,338.6	2,018.2	(13.7%)	8,925.9	6,316.6	(29.2%)
Los Cabos	1,396.9	1,020.2	(27.0%)	5,609.1	3,064.2	(45.4%)
Puerto Vallarta	1,262.6	673.8	(46.6%)	5,051.9	2,536.1	(49.8%)
Montego Bay	1,085.6	285.5	(73.7%)	4,707.7	1,610.6	(65.8%)
Guanajuato	705.3	431.9	(38.8%)	2,755.8	1,387.7	(49.6%)
Hermosillo	506.7	306.4	(39.5%)	1,874.1	984.2	(47.5%)
Mexicali	322.6	216.0	(33.0%)	1,198.8	693.2	(42.2%)
Morelia	242.1	200.0	(17.4%)	897.8	631.3	(29.7%)
Kingston	408.7	133.7	(67.3%)	408.7	629.4	54.0%
La Paz	258.4	194.3	(24.8%)	1,008.1	573.1	(43.1%)
Aguascalientes	228.5	152.3	(33.3%)	858.4	475.6	(44.6%)
Los Mochis	103.1	76.3	(26.0%)	391.3	213.6	(45.4%)
Manzanillo	43.5	19.4	(55.4%)	174.7	86.2	(50.6%)
Total	12,748.6	8,217.3	(35.5%)	48,708.6	27,327.5	(43.9%)
*CBX users are classified as international passengers.

CBX Users (in thousands):
Airport	4Q19	4Q20	Change	12M19	12M20	Change
Tijuana	797.0	507.8	(36.3%)	2,897.9	1,705.7	(41.1%)

Consolidated Results for the Fourth Quarter of 2020 (in thousands of pesos):
	4Q19	4Q20	Change
Revenues
Aeronautical services	2,771,105	2,023,398	(27.0%)
Non-aeronautical services	962,547	650,490	(32.4%)
Improvements to concession assets (IFRIC 12)	840,402	(329,479)	(139.2%)
Total revenues	4,574,055	2,344,408	(48.7%)

Operating costs
Costs of services:	773,571	638,350	(17.5%)
Employee costs	248,330	235,311	(5.2%)
Maintenance	176,241	130,976	(25.7%)
Safety, security & insurance	118,108	120,358	1.9%
Utilities	110,737	83,106	(25.0%)
Other operating expenses	120,155	68,599	(42.9%)

Technical assistance fees	116,536	89,858	(22.9%)
Concession taxes	402,758	193,414	(52.0%)
Depreciation and amortization	489,007	506,148	3.5%
Cost of improvements to concession assets (IFRIC 12)	840,402	(329,479)	(139.2%)
Other expenses (income)	17,751	(14,361)	(180.9%)
Total operating costs	2,640,025	1,083,930	(58.9%)
Income from operations	1,934,030	1,260,478	(34.8%)

Financial Result	(183,924)	(866,839)	371.3%
Share of loss of associates	91	-	100.0%
Income (loss) before income taxes	1,750,197	393,639	(77.5%)
Income taxes	(319,297)	(53,228)	(83.3%)
Net income	1,430,900	340,411	(76.2%)
Currency translation effect	(223,078)	(643,284)	188.4%
Cash flow hedges, net of income tax	(172,094)	(9,355)	(94.6%)
Remeasurements of employee benefit – net income tax	(964)	4,680	(585.5%)
Comprehensive income (loss)	1,034,764	(307,548)	(129.7%)
Non-controlling interest	3,458	90,102	(2505.2%)
Comprehensive income (loss) attributable to controlling interest	1,038,222	(217,446)	(120.9%)

	4Q19	4Q20	Change
EBITDA	2,423,037	1,766,623	(27.1%)
Comprehensive income (loss)	1,034,764	(307,552)	(129.7%)
Comprehensive income (loss) per share (pesos)	1.8445	(0.5482)	(129.7%)
Comprehensive income (loss) per ADS (US dollars)	0.9273	(0.2756)	(129.7%)

Operating income (loss) margin	42.3%	53.8%	27.2%
Operating income (loss) margin (excluding IFRIC 12)	51.8%	47.1%	(9.0%)
EBITDA margin	53.0%	75.4%	42.3%
EBITDA margin (excluding IFRIC 12)	65.0%	66.2%	1.7%
Costs of services and improvements / total revenues	35.3%	13.2%	(62.7%)
Cost of services / total revenues (excluding IFRIC 12)	20.7%	23.9%	15.2%

- Net (loss) income and comprehensive income (loss) per share were calculated based on 561,000,000 issued shares. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 19.8920 per U.S. dollar (the noon buying rate on December 31, 2020, as published by the U.S. Federal Reserve Board).
- For purposes of the consolidation of the Montego Bay airport and the Kingston airport, the average monthly exchange rate of Ps. 20.6308 per U.S. dollar for the three months ended December 31, 2020 was used.

Revenues (4Q20 vs. 4Q19)

  Aeronautical services revenues decreased by Ps. 747.7 million, or 27.0%
  Non-aeronautical services revenues decreased by Ps. 312.1 million, or 32.4%
  Revenues from improvements to concession assets decreased by Ps. 1.2 billion, or (139.2%)
  Total revenues decreased by Ps. 2.2 billion, or 48.7%

  Aeronautical services revenues include:

    Revenues from the Mexican airports decreased by Ps. 457.0 million, or 19.9%, compared to 4Q19, generated mainly by a 31.7% decrease in passenger traffic, offset by the increase in maximum tariffs applicable in 2020.

    Revenues from the Montego Bay airport decreased by Ps. 228.8 million, or 68.2%, compared to 4Q19. This was mainly due to the 73.7% decrease in passenger traffic. The passenger traffic decline was offset by both the increase in the passenger fees for 2020 and the 7.0% depreciation of the peso versus the U.S. dollar during 4Q20, which went from an average exchange rate of Ps. 19.2819 in 4Q19 to Ps. 20.6308 in 4Q20.

    Revenues from the Kingston airport declined by Ps. 61.9 million, or 43.7% compared to 4Q19, mainly due to the passenger traffic decrease of 67.3%. The increase in passenger fees for the 2020, as well as the depreciation of the peso versus the dollar, offset the passenger traffic decline.
  Non-aeronautical services revenues include:

    The Mexican airports decreased by Ps. 236.1 million, or 30.0%, compared to 4Q19. Revenues from businesses operated by third parties decreased by Ps. 128.4 million. This was mainly due to a decrease in revenues from time shares, food and beverage, duty-free stores, retail and car rentals, which jointly decreased by Ps. 119.5 million, or 30.7%. Revenues from businesses operated directly by the Company decreased by Ps. 94.5 million, or 38.8%, while the recovery of costs decreased by Ps. 13.3 million, or 29.2%.

    Revenues from the Montego Bay airport decreased by Ps. 66.8 million, or 48.4% compared to 4Q19. Revenues in U.S. dollars decreased by US$ 3.7 million, or 51.7%. However, the 7.0% depreciation of the peso versus the dollar offset the revenue decrease in 4Q20.

    Revenues from the Kingston airport declined by Ps. 9.1 million, compared to 4Q19. Revenues in U.S. dollars decreased by US$ 0.6 million, or 29.0%.

	4Q19	4Q20	Change
Businesses operated by third parties:
Duty-free	138,939	80,685	(41.9%)
Food and beverage	121,499	83,117	(31.6%)
Retail	98,476	67,102	(31.9%)
Car rentals	97,772	75,055	(23.2%)
Leasing of space	61,352	54,267	(11.5%)
Time shares	57,827	28,595	(50.6%)
Ground transportation	37,068	27,442	(26.0%)
Communications and financial services	21,237	15,647	(26.3%)
Other commercial revenues	19,527	23,118	18.4%
Total	653,698	455,027	(30.4%)

Businesses operated directly by us:
Car parking	85,147	74,499	(12.5%)
VIP lounges	71,584	32,323	(54.8%)
Advertising	48,698	21,752	(55.3%)
Convenience stores	45,867	25,224	(45.0%)
Total	251,296	153,797	(38.8%)
Recovery of costs	57,553	41,663	(27.6%)
Total Non-aeronautical Revenues	962,547	650,490	(32.4%)

Figures expressed in thousands of Mexican pesos.

- Revenues from improvements to concession assets1
Revenues from improvements to concession assets (IFRIC12) decreased by Ps. 1.2 billion, or 139.2%, compared to 4Q19, mainly in:

  The Mexican airports, which decreased by Ps. 1.2 billion, or 153.3%, caused by the cancellation of the provision of improvements to concession assets in 4Q20 due to the improvements that were not realized during the year given the government restrictions on activities due to the pandemic, as well as the adjustment for the extraordinary review of the Master Development Program, which authorized the deferral of investments in 2020 compared to the original MDP.
  The Montego Bay airport, which decreased by Ps. 13.8 million, or 26.4%. These effects were mitigated by the increase in the services for improvements to concession assets in the Kingston airport of Ps. 51.4 million, or 100.0%.

Total operating costs decreased by Ps. 1.6 billion, or 58.9%, compared to 4Q19, mainly due to the decrease in the cost for improvements to the concession assets (IFRIC12) of Ps. 1.2 billion. Not including these costs, total operating costs declined by Ps. 386.2 million, or 21.5%. This was comprised in the following manner:

Mexican Airports:

  Operating costs decreased by Ps. 1.4 billion or 68.7%, compared to 4Q19, mainly due to the decline in the cost of improvements to the concession assets (IFRIC12) for Ps. 1,207.5 million, or 153.3%, (excluding this cost, operating costs decreased by Ps. 195.3 million or 15.6%), a decline in cost of services for Ps. 96.1 million, or 16.5%, a decrease in technical assistance fees and concession taxes for Ps. 61.1 million, or 22.7%, due to the decline in revenues, as well as a decrease in other expenses for Ps. 29.8 million, or 172.6%.

The decline in the cost of services was mainly due to the cost containment program during 4Q20:

  Other operating expenses decreased by Ps. 51.5 million, or 51.0%, compared to 4Q19, mainly due to a decrease in the cost of sales in the VIP lounges and convenience stores, as well as professional service fees, travel costs and expenses for FBO services for Ps. 48.4 million, or 62.6%, jointly. There was also an increase in the estimate for credit losses that was expected due to the financial situation of clients for Ps. 1.5 million, as well as the payments for expenses for hygiene for the prevention of COVID-19, which together totaled Ps. 1.7 million.
  Maintenance costs decreased by Ps. 38.3 million, or 26.0%, compared to 4Q19.
  Utilities decreased by Ps. 10.7 million, or 16.9%, compared to 4Q19, mainly due to low electric energy consumption as well as lesser water consumption by Ps. 9.8 million.

Montego Bay Airport:

  Operating costs decreased by Ps. 142.5 million, or 34.3% compared to 4Q19, mainly due to the decrease in concession taxes of Ps. 125.7 million, or 88.6%, cost of services of Ps. 25.6 million, or 21.6%, and cost of improvements to the concession assets (IFRIC-12) of Ps. 13.8 million, or 26.3%, which were offset by the increase in depreciation and amortization of Ps. 24.9 million, or 24.3%. Operating costs in U.S. dollars declined by US$ 7.3 million. However, this figure was offset by the 7.0% depreciation of the Mexican peso against the U.S. dollar.

Kingston Airport:

  Operating costs decreased by Ps. 10.9 million, or 5.9% in 4Q20 compared to 4Q19, mainly due to the decline in concession taxes of Ps. 49.2 million or 45.7%, cost of services for Ps. 13.5 million or 18.2%. These effects were offset by the increase in costs of improvements to the concession assets (IFRIC-12) of Ps. 51.4 million. Operating costs in U.S. dollars declined by US$ 0.6 million, however the depreciation of the peso offset this decrease.

Operating margin for 4Q20 declined by 1,150 basis points, from a margin of 42.3% in 4Q19 to a margin of 53.8% in 4Q20. Excluding the effects of IFRIC-12, operating margin declined by 470 basis points, from 51.8% to 47.1% in 4Q20. Operating income decreased by Ps. 673.6 million, or 34.8%, compared to 4Q19.

EBITDA margin increased by 2,240 basis points, from 53.0% in 4Q19 to 75.4% in 4Q20. Excluding the effects of IFRIC-12, EBITDA margin increased by 120 basis points, from 65.0% in 4Q19 to 66.2% in 4Q20. The nominal value of EBITDA was Ps. 1,766.6 million in 4Q20, compared to Ps. 2,423.0 million in 4Q19, representing a decrease of 27.1%.

The net financial result increased by Ps. 682.9 million, from a net expense of Ps. 183.9 million in 4Q19 to a net expense of Ps. 866.9 million in 4Q20. This increase was mainly the result of:

  Foreign exchange rate fluctuations, which went from a Ps. 39.7 million expense in 4Q19 to a Ps. 529.9 million expense in 4Q20, mainly due to a 11.2% appreciation of the Mexican peso against the U.S. dollar in 4Q20, thereby generating a decrease in the foreign exchange loss of Ps. 490.2 million. The currency translation effect represented a loss of Ps. 420.2 million, compared to 4Q19.

  An increase in interest expenses of Ps. 112.6 million, or 31.4%, compared to 4Q19, mainly due to higher debt derived from the issuance of long-term bonds and bank debt disbursed during 2020.

  Interest income declined by Ps. 80.1 million, or 38.5%, mainly due to the decline in the investment rates.

In 4Q20, comprehensive income decreased by Ps. 1.3 billion, or 129.7% compared to 4Q19. This effect was mainly derived by the substantial passenger traffic decline, which also lowered revenues for 4Q20, as well as the loss from the foreign exchange conversion effect of Ps. 420.2 million.

In 4Q20, net income decreased by Ps. 1.0 billion, or 76.2% compared to 4Q19. Income taxes decreased by Ps. 266.1 million, or 83.3%, due to a decline of Ps. 460.7 million in income tax incurred, which was offset by a decrease in the benefit for the deferred tax for Ps. 194.6 million, mainly due to a lower inflation rate 4Q20, that went from 1.9% in 4Q19 to 1.0% in 4Q20.

Consolidated Results for the Twelve Months of 2020 (in thousands of pesos):
	12M19	12M20	Change
Revenues
Aeronautical services	10,547,720	7,225,742	(31.5%)
Non-aeronautical services	3,771,500	2,448,053	(35.1%)
Improvements to concession assets (IFRIC 12)	1,906,801	2,192,578	15.0%
Total revenues	16,226,020	11,866,373	(26.9%)

Operating costs
Costs of services:	2,744,864	2,668,707	(2.8%)
Employee costs	877,068	970,481	10.7%
Maintenance	578,510	426,523	(26.3%)
Safety, security & insurance	428,208	458,316	7.0%
Utilities	380,370	355,562	(6.5%)
Other operating expenses	480,708	457,825	(4.8%)

Technical assistance fees	461,549	289,154	(37.4%)
Concession taxes	1,318,220	908,310	(31.1%)
Depreciation and amortization	1,776,137	2,000,361	12.6%
Cost of improvements to concession assets (IFRIC 12)	1,906,801	2,192,578	15.0%
Other expenses (income)	1,212	(12,726)	(1149.7%)
Total operating costs	8,208,783	8,046,384	(2.0%)
Income from operations	8,017,238	3,819,989	(52.4%)

Financial Result	(671,132)	(1,434,222)	113.7%
Share of loss of associates	79	3	96.2%
Income before income taxes	7,346,185	2,385,770	(67.5%)
Income taxes	(1,891,443)	(467,067)	(75.3%)
Net income	5,454,742	1,918,703	(64.8%)
Currency translation effect	(269,440)	580,308	(315.4%)
Cash flow hedges, net of income tax	(172,094)	(299,013)	73.7%
Remeasurements of employee benefit – net income tax	(1,404)	(16,658)	1086.5%
Comprehensive income	5,011,804	2,183,340	(56.4%)
Non-controlling interest	(74,777)	(18,701)	75.0%
Comprehensive income attributable to controlling interest	4,937,027	2,164,639	(56.2%)

	12M19	12M20	Change
EBITDA	9,793,374	5,820,350	(40.6%)
Comprehensive income	5,011,805	2,183,340	(56.4%)
Comprehensive income per share (pesos)	8.9337	3.8919	(56.4%)
Comprehensive income per ADS (US dollars)	4.4911	1.9565	(56.4%)

Operating income margin	49.4%	32.2%	(34.8%)
Operating income margin (excluding IFRIC 12)	56.1%	39.6%	(29.4%)
EBITDA margin	60.4%	49.0%	(18.7%)
EBITDA margin (excluding IFRIC 12)	68.4%	60.2%	(12.0%)
Costs of services and improvements / total revenues	28.7%	41.0%	42.9%
Cost of services / total revenues (excluding IFRIC 12)	19.2%	27.6%	43.9%

- Net income and comprehensive income per share were calculated based on 561,000,000 issued shares. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps.19.8920 per U.S. dollar (the noon buying rate on December 31, 2020, as published by the U.S. Federal Reserve Board).
- For purposes of the consolidation of the Montego Bay airport and the Kingston airport, the average monthly exchange rate of Ps. 21.4886 per U.S. dollar for the twelve months ended December 31, 2020 was used.

Revenues (12M20 vs. 12M19)

  Aeronautical services revenues decreased by Ps. 3.3 billion, or 31.5%.
  Non-aeronautical services revenues decreased by Ps. 1.3 billion, or 35.1%.
  Revenues from improvements to concession assets increased by Ps. 285.8 million, or 15.0%.
  Total revenues decreased by Ps. 4.4 billion, or 26.9%.
  Aeronautical services revenues include:

    Revenues from the Mexican airports decreased by Ps. 2.7 billion or 30.6%, for the twelve-month period of 2020, generated mainly by a 42.5% decrease in passenger traffic, partially offset by the higher passenger fees applicable in 2020.

    Revenues from the Montego Bay airport decreased by Ps. 816.3 million, or 54.0%, compared to 2019. This was mainly due to a 65.8% decrease in passenger traffic. This decline was offset by the higher passenger fees applicable in 2020 and the 11.6% depreciation of the Mexican peso against the U.S. dollar during 2020.

    The consolidation of aeronautical revenues from the Kingston airport contributed Ps. 212.7 million to revenues, given that in 2019, only the fourth quarter was considered, which is when the Company assumed control of this airport.

  The decrease in non-aeronautical services revenues was as follows:

    The Mexican airports decreased by Ps. 1.2 billion, or 36.7%, compared to 2019, mainly due to a decrease in revenues from businesses operated by third parties, which declined by Ps. 649.7 million, or 33.2%, because of the decrease in revenues from food and beverage, duty-free stores, time shares, car rentals, retail, and land transportation, which jointly declined by Ps. 628.8 million, or 37.9%. Businesses operated directly by the Company declined by Ps. 433.3 million, or 44.0%, mainly due to a decrease in revenues from car parking, VIP lounges, advertising, and convenience stores. The recovery of costs declined by Ps. 72.9 million, or 35.4%.

    Revenues from the Montego Bay airport decreased by Ps. 258.2 million, or 44.1% compared to 2019, mainly due to the decline in passenger traffic.

    The consolidation of the Kingston airport contributed Ps. 90.7 million to non-aeronautical revenue.

	12M19	12M20	Change
Businesses operated by third parties:
Duty-free	527,337	312,473	(40.7%)
Food and beverage	482,508	304,758	(36.8%)
Retail	380,879	253,780	(33.4%)
Car rentals	378,583	283,283	(25.2%)
Leasing of space	246,055	207,776	(15.6%)
Time shares	222,423	102,750	(53.8%)
Ground transportation	143,231	96,836	(32.4%)
Communications and financial services	87,608	63,656	(27.3%)
Other commercial revenues	65,833	78,794	19.7%
Total	2,534,457	1,704,106	(32.8%)

Businesses operated directly by us:
Car parking	368,750	234,553	(36.4%)
VIP lounges	273,116	144,897	(46.9%)
Advertising	193,737	88,857	(54.1%)
Convenience stores	165,465	102,052	(38.3%)
Total	1,001,068	570,359	(43.0%)
Recovery of costs	235,975	173,587	(26.4%)
Total Non-aeronautical Revenues	3,771,500	2,448,053	(35.1%)

Figures expressed in thousands of Mexican pesos.

- Revenues from improvements to concession assets2
Revenues from improvements to concession assets (IFRIC-12) increased by Ps. 285.8 million, or 15.0%, compared to 2019, mainly due to an increase in the Mexican airports of Ps. 232.0 million, or 13.1%, given that 2020 marked the beginning of the 2020-2024 Master Development Program and represented the most significant committed investment amounts to date. This also includes an increase of Ps. 51.4 million in the Kingston airport and an increase of Ps. 2.4 million or 1.8% in the Montego airport, compared to 2019.

Total operating costs decreased by Ps. 162.4 million, or 2.0%, compared to 2019, mainly due to the decrease in the concession taxes and the technical assistance fees, by 582.3 million. This was offset by an increase of Ps. 285.8 million, or 15.0% in the cost of improvements to the concession assets (IFRIC-12), among others. At the Kingston airport, operating costs increased by Ps. 452.5 million, given that in 2019 only the fourth quarter was considered, when the Company assumed control of this airport. Excluding the above, operating costs declined by Ps. 614.9 million, or 7.7%, compared to 2019, due to the measures implemented to control costs and mitigate the effects of the pandemic on the operating results.

Mexican Airports:

  Operating costs decreased by Ps. 262.9 million, or 4.1%, compared to 2019, mainly due to a decrease in the technical assistance fees and concession taxes of Ps. 365.4 million, or 34.5%, jointly, in addition to the lower cost of services for Ps. 216.4 million, or 9.8%. This effect was offset by the increase in costs of improvements to the concession assets (IFRIC-12) of Ps. 232.0 million, and the increase in the depreciation and amortization of Ps. 103.7 million, or 7.5%, among others. Excluding the IFRIC-12 effect, operating costs declined by Ps. 494.9 million in 2020.

The decline in the cost of services was mainly due to the following:

  Maintenance costs decreased by Ps. 155.4 million, or 31.8%, due to the partial closure of operational areas and decline in non-essential maintenance beginning in 2Q20.
  Other operating expenses decreased by Ps. 58.6 million, or 14.0%, compared to 2019, mainly due to the decline in cost of sales in the VIP lounges and convenience stores, professional service fees, travel expenses, advertising costs and expenses for FBO services, jointly for Ps. 121.7 million, or 21.1%, which was offset by the expected credit losses, as well as supplies and donations related to COVID-19, that jointly totaled Ps. 59.1 million, or 75.5%.
  Utilities decreased by Ps. 33.6 million, or 12.9%, due to the partial closing of operating areas, thereby lowering energy consumption beginning 2Q20 for Ps. 45.3 million, offset by an increase in water consumption for Ps. 15.3 million.
  Security and insurance decreased by Ps. 21.9 million, or 6.8%, compared to 2019, mainly due to the decrease in the security personnel as a result of the partial closing of some operating areas.
  Personnel expenses increased by Ps. 53.1 million, or 7.4%, due to the personnel increases that took place in the first months of 2020, and which was offset by the voluntary early retirement program launched by the Company as part of an organizational restructuring due to the pandemic and which took place in 3Q20, which was for approximately Ps. 20.2 million.

Montego Bay Airport:

  Operating costs decreased by Ps. 352.1 million, or 21.9%, compared to 2019, mainly due to the decrease in concession taxes of Ps. 403.3 million, and the cost of service of Ps. 66.4 million. These effects were offset by the increase in depreciation and amortization of Ps. 112.3 million, or 28.1%, and the increase for the costs related to improvements to the concession assets (IFRIC-12) for Ps. 2.4 million.

Kingston Airport:

  The consolidation of the Kingston airport resulted in an increase in expenses of Ps. 452.5 million in 2020, which was mainly comprised of an increase in concession taxes of Ps. 186.5 million, cost of services for Ps. 206.7 million, costs of improvements to the concession assets (IFRIC-12) for Ps. 51.4 million and depreciation and amortization of Ps. 8.2 million, among others, given that in 2019, only the fourth quarter was considered, when the Company assumed control of this airport.

Operating margin went from 49.4% in 2019 to 32.2% in 2020. Excluding the effects of IFRIC-12, operating margin went from 56.1% in 2019 to 39.6% in 2020.

EBITDA margin went from 60.4% in 2019 to 49.0% in 2020. Excluding the effects of IFRIC-12, EBITDA margin went from 68.4% in 2019 to 60.2% in 2020. The nominal value of EBITDA was Ps. 5.8 billion for the twelve months of 2020.

The net financial result increased by Ps. 763.1 million, from a net expense of Ps. 671.1 million in 2019 to a net expense of Ps. 1.4 billion in 2020. This increase was mainly the result of:

  Foreign exchange rate fluctuations, which went from a Ps. 88.8 million gain in 2019 to a net expense of Ps. 330.5 million in 2020, mainly due to a 4.3% appreciation of the Mexican peso against the U.S. dollar in December 2019, compared to a depreciation of 5.9% at the end of December 2020, thereby generating an increase in the foreign exchange gain of Ps. 419.3 million. The currency translation effect represented a higher gain of Ps. 849.7 million, compared to 2019 and is reflected in the comprehensive income.

  An increase in interest expenses of Ps. 146.7 million, compared to 2019, mainly due to higher debt derived from the issuance of long-term bonds and bank debt during 2020.

  Interest income decreased by Ps. 199.3 million, or 26.0%, mainly due to the reduction in the investment rates, and the currency mix in cash and equivalents, an average of 60.0% in dollars and 40.0% in pesos, while in 2019 the average cash balance was 60.0% in pesos, with significantly higher interest rates.

Comprehensive income decreased by Ps. 2.8 billion, or 56.4%, compared to 2019. This was mainly due to the substantial decline in passenger traffic, which also impacted revenues for the period.

Net income decreased by Ps. 3.5 billion, or 64.8% in 2020, due to a lower operating revenue of Ps. 4.2 billion, which was offset by lower income taxes of Ps. 1.4 billion, or 75.3%, driven by a decrease of Ps. 1.3 billion in the income tax incurred, as well as the increase of Ps. 91.1 million in the benefit from deferred income tax, due to the decline in accumulated inflation, that went from 2.8% in 2019 to 3.2% inflation in 2020.

Statement of Financial Position

Total assets as of December 31, 2020 increased by Ps. 9.8 billion compared to 2019, primarily due to the following items: (i) cash and equivalents of Ps. 6.9 billion; (ii) improvements to concession assets of Ps. 1.7 billion; (iii) recoverable tax on assets and other assets of Ps. 747.7 million; and (iv) an increase in deferred taxes of Ps. 317.4 million, among others.

Total liabilities as of December 31, 2020 increased by Ps. 7.6 billion compared to the same period of 2019. This increase was primarily due to the following items: (i) payment and issuance of Ps. 5.0 billion (net) in long-term bonds, (ii) bank loans of Ps. 2.9 billion; and (iii) derivative financial instruments of Ps. 485.1 million. This was offset by: (i) guaranteed deposits for Ps. 447.4 million, and (ii) taxes payable for Ps. 122.1 million, among others.

Recent Events

  On January 19, 2021, the Company paid down the credit line with Scotiabank for US$ 95.5 million, that matured on the same date, through the loan that it had previously contracted with this institution, for a term of 36 months, an annual fixed rate of 2.063% and a structuring fee of 30 basis points, principal payment due upon maturity.

  On February 2, 2021, the Company paid down its loan with BBVA for US$ 95.5 million, that matured on the same date, through the loan that it had previously contracted with this institution, for a term of 36 months, a fixed annual rate of 1.97% and an upfront fee of 60 basis points, principal payment due upon maturity.

  On February 24, 2021, the Company’s Board of Directors instructed Management, in accordance with the approval of the share repurchase fund for Ps. 1.5 billion at the General Ordinary Shareholders’ Meeting that took place on July 1, 2020, to re-initiate the buy-back program for the Company’s own shares from time to time, considering domestic and global conditions, opportunity of investment, as well as the confidence in our own business performance, its growth potential and asset strength. There are currently 525,575,547 shares outstanding and 35,424,453 shares in treasury. The Company will keep the market updated with regards to the repurchase of the Company’s shares, acquired at the discretion of management, per applicable regulations as well as market conditions.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica and took control of the operation in October 2019.

This press release contains references to EBITDA, a financial performance measure not recognized under IFRS and which does not purport to be an alternative to IFRS measures of operating performance or liquidity. We caution investors not to place undue reliance on non-GAAP financial measures such as EBITDA, as these have limitations as analytical tools and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Exhibit A: Operating results by airport (in thousands of pesos):
Airport	4Q19	4Q20	Change	12M19	12M20	Change
Guadalajara
Aeronautical services	774,941	616,720	(20.4%)	2,978,617	2,103,574	(29.4%)
Non-aeronautical services	222,212	165,172	(25.7%)	938,445	591,789	(36.9%)
Improvements to concession assets (IFRIC 12)	161,746	(162,341)	(200.4%)	858,807	614,479	(28.4%)
Total Revenues	1,158,898	619,550	(46.5%)	4,775,868	3,309,842	(30.7%)
Operating income	673,143	476,442	(29.2%)	2,599,316	1,472,456	(43.4%)
EBITDA	765,763	570,020	(25.6%)	2,945,902	1,841,420	(37.5%)

Tijuana
Aeronautical services	410,970	386,053	(6.1%)	1,568,297	1,192,187	(24.0%)
Non-aeronautical services	123,541	101,604	(17.8%)	454,098	335,419	(26.1%)
Improvements to concession assets (IFRIC 12)	283,464	251,975	(11.1%)	300,221	681,755	127.1%
Total Revenues	817,975	739,632	(9.6%)	2,322,617	2,209,360	(4.9%)
Operating income	345,758	305,640	(11.6%)	1,274,901	802,055	(37.1%)
EBITDA	396,121	371,574	(6.2%)	1,481,884	1,056,690	(28.7%)

Los Cabos
Aeronautical services	339,623	302,097	(11.0%)	1,364,746	971,021	(28.8%)
Non-aeronautical services	199,364	131,607	(34.0%)	787,424	460,939	(41.5%)
Improvements to concession assets (IFRIC 12)	113,830	(147,818)	(229.9%)	299,155	339,231	13.4%
Total Revenues	652,817	285,886	(56.2%)	2,451,326	1,771,191	(27.7%)
Operating income	351,725	256,497	(27.1%)	1,397,328	756,630	(45.9%)
EBITDA	412,008	322,814	(21.6%)	1,631,997	1,022,211	(37.4%)

Puerto Vallarta
Aeronautical services	295,320	188,780	(36.1%)	1,183,610	776,424	(34.4%)
Non-aeronautical services	106,914	61,282	(42.7%)	455,699	266,442	(41.5%)
Improvements to concession assets (IFRIC 12)	48,780	(274,094)	(661.9%)	57,697	67,026	16.2%
Total Revenues	451,014	(24,031)	(105.3%)	1,697,007	1,109,892	(34.6%)
Operating income	258,493	110,257	(57.3%)	1,051,669	526,761	(49.9%)
EBITDA	298,376	153,566	(48.5%)	1,208,053	695,340	(42.4%)

Montego Bay
Aeronautical services	335,729	106,876	(68.2%)	1,512,164	695,879	(54.0%)
Non-aeronautical services	138,072	71,295	(48.4%)	585,325	327,158	(44.1%)
Improvements to concession assets (IFRIC 12)	52,153	38,394	(26.4%)	136,363	138,768	1.8%
Total Revenues	525,954	216,565	(58.8%)	2,233,853	1,161,805	(48.0%)
Operating income (loss)	109,427	(55,974)	(151.2%)	629,027	(88,901)	(114.1%)
EBITDA	211,985	71,228	(66.4%)	1,028,765	423,197	(58.9%)

Exhibit A: Operating results by airport (in thousands of pesos): (continued)
Airport	4Q19	4Q20	Change	12M19	12M20	Change
Guanajuato
Aeronautical services	149,545	100,799	(32.6%)	584,650	338,633	(42.1%)
Non-aeronautical services	48,564	29,389	(39.5%)	180,327	113,826	(36.9%)
Improvements to concession assets (IFRIC 12)	30,403	(61,075)	(300.9%)	32,853	36,334	10.6%
Total Revenues	228,512	69,114	(69.8%)	797,829	488,793	(38.7%)
Operating income	100,945	65,149	(35.5%)	477,317	216,044	(54.7%)
EBITDA	151,206	83,699	(44.6%)	579,004	288,406	(50.2%)

Hermosillo
Aeronautical services	91,634	64,405	(29.7%)	337,380	204,650	(39.3%)
Non-aeronautical services	27,631	17,327	(37.3%)	97,696	64,609	(33.9%)
Improvements to concession assets (IFRIC 12)	836	6,287	651.9%	3,332	19,329	480.0%
Total Revenues	120,101	88,018	(26.7%)	438,408	288,588	(34.2%)
Operating income	62,408	28,329	(54.6%)	191,079	57,770	(69.8%)
EBITDA	80,953	47,548	(41.3%)	266,107	134,100	(49.6%)

Others (1)
Aeronautical services	373,344	257,708	(31.0%)	1,018,256	943,372	(7.4%)
Non-aeronautical services	96,249	72,770	(24.4%)	272,485	287,871	5.6%
Improvements to concession assets (IFRIC 12)	149,190	(32,208)	(121.6%)	218,371	295,658	35.4%
Total Revenues	618,783	298,271	(51.8%)	1,509,112	1,526,901	1.2%
Operating income (loss)	104,703	29,366	(72.0%)	357,454	(30,745)	(108.6%)
EBITDA	167,613	91,161	(45.6%)	567,812	210,022	(63.0%)

Total
Aeronautical services	2,771,105	2,023,439	(27.0%)	10,547,720	7,225,742	(31.5%)
Non-aeronautical services	962,547	650,446	(32.4%)	3,771,500	2,448,053	(35.1%)
Improvements to concession assets (IFRIC 12)	840,402	(380,879)	(145.3%)	1,906,801	2,192,578	15.0%
Total Revenues	4,574,054	2,293,005	(49.9%)	16,226,021	11,866,373	(26.9%)
Operating income	2,054,264	1,215,707	(40.8%)	8,169,896	3,712,071	(54.6%)
EBITDA	2,484,025	1,711,609	(31.1%)	9,709,525	5,671,387	(41.6%)

(1) Others include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali, Morelia and Kingston airports.

Exhibit B: Consolidated statement of financial position as of December 31 (in thousands of pesos):
	2019	2020	Change	%
Assets
Current assets
Cash and cash equivalents	7,500,193	14,444,549	6,944,356	92.6%
Trade accounts receivable - net	1,479,410	1,266,005	(213,405)	(14.4%)
Other current assets	387,881	1,135,555	747,674	192.8%
Total current assets	9,367,484	16,846,109	7,478,625	79.8%

Advanced payments to suppliers	241,231	464,675	223,444	92.6%
Machinery, equipment and improvements to leased buildings - net	1,905,684	2,146,232	240,548	12.6%
Improvements to concession assets - net	12,063,383	13,763,840	1,700,457	14.1%
Airport concessions - net	10,821,596	10,649,220	(172,376)	(1.6%)
Rights to use airport facilities - net	1,355,198	1,281,801	(73,397)	(5.4%)
Deferred income taxes	5,648,944	5,966,363	317,419	5.6%
Other non-current assets	174,284	242,933	68,648	39.4%
Total assets	41,577,804	51,361,173	9,783,369	23.5%

Liabilities
Current liabilities	4,676,566	5,262,675	586,109	12.5%
Long-term liabilities	16,231,795	23,245,715	7,013,920	43.2%
Total liabilities	20,908,361	28,508,390	7,600,029	36.3%

Stockholders’ Equity
Common stock	6,185,082	6,185,082	-	0.0%
Legal reserve	1,592,551	1,592,551	-	0.0%
Net income	5,360,152	1,968,856	(3,391,296)	(63.3%)
Retained earnings	4,579,883	9,940,035	5,360,152	117.0%
Reserve for share repurchase	3,283,374	3,283,374	-	0.0%
Repurchased shares	(1,733,374)	(1,733,374)	-	0.0%
Foreign currency translation reserve	525,992	1,037,446	511,454	97.2%
Remeasurements of employee benefit – Net	6,606	(10,052)	(16,658)	(252.2%)
Cash flow hedges- Net	(172,094)	(471,107)	(299,013)	173.7%
Total controlling interest	19,628,172	21,792,811	2,164,639	11.0%
Non-controlling interest	1,041,271	1,059,972	18,701	1.8%
Total stockholder’s equity	20,669,443	22,852,783	2,183,340	10.6%

Total liabilities and stockholders’ equity	41,577,804	51,361,173	9,783,369	23.5%

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit C: Consolidated statement of cash flows (in thousands of pesos):
	4Q19	4Q20	Change	12M19	12M20	Change
Cash flows from operating activities:
Consolidated net income (loss)	1,430,900	340,411	(76.2%)	5,454,742	1,918,703	(64.8%)

Postemployment benefit costs	13,522	11,076	(18.1%)	22,733	31,382	38.0%
Allowance expected credit loss	(18,868)	(26,480)	40.3%	5,299	86,596	1534.3%
Depreciation and amortization	489,007	506,148	3.5%	1,776,137	2,000,361	12.6%
Loss (Gain) on sale of machinery, equipment and improvements to leased assets	(597)	1,604	(368.7%)	586	(14,375)	(2552.4%)
Interest expense	292,904	352,339	20.3%	1,142,086	1,388,072	21.5%
Share of profit of associate	(90)	(6)	(93.3%)	(79)	(3)	(96.2%)
Provisions	1,770	888	(49.8%)	6,930	428	(93.8%)
Income tax expense	319,297	53,228	(83.3%)	1,891,443	467,067	(75.3%)
Unrealized exchange loss	(149,080)	(454,485)	204.9%	(111,544)	57,780	(151.8%)
Net loss on derivative financial instruments	(32,141)	(4,397)	(86.3%)	149,770	43,778	(70.8%)
	2,346,624	780,326	(66.7%)	10,338,103	5,979,789	(42.2%)
Changes in working capital:
(Increase) decrease in
Trade accounts receivable	(442,310)	81,986	(118.5%)	(101,537)	164,258	(261.8%)
Recoverable tax on assets and other assets	83,437	(189,087)	(326.6%)	(28,591)	(814,271)	2747.9%
Increase (decrease) in
Concession taxes payable	193,132	106,569	(44.8%)	57,378	(253,633)	(542.0%)
Accounts payable	105,783	(33,130)	(131.3%)	61,761	(697,612)	(1229.5%)
Cash generated (used) by operating activities	2,286,666	746,664	(67.3%)	10,327,114	4,378,532	(57.6%)
Income taxes paid	(535,492)	30,604	(105.7%)	(2,163,057)	(811,965)	(62.5%)
Net cash flows provided by operating activities	1,751,174	777,268	(55.6%)	8,164,057	3,566,567	(56.3%)

Cash flows from investing activities:
Machinery, equipment and improvements to concession assets	(702,351)	(898,602)	27.9%	(2,478,988)	(3,160,111)	27.5%
Cash flows from sales of machinery and equipment	2,428	3,062	26.1%	4,186	6,248	49.2%
Other investment activities	(15,460)	288	(101.9%)	(13,665)	(63,828)	367.1%
Acquisition business	(97,628)	-	(100.0%)	(97,628)	-	(100.0%)
Net cash used by investment activities	(813,012)	(895,252)	10.1%	(2,586,095)	(3,217,691)	24.4%

Cash flows from financing activities:
Dividends declared and paid	(2,212,673)	-	(100.0%)	(4,425,346)	-	(100.0%)
Dividends of finance borrowings paid to non-controlling interest	(146,715)	-	(100.0%)	(146,715)	-	(100.0%)
Capital distribution	-	-	0.0%	(1,592,494)	-	(100.0%)
Debt securities	-	-	0.0%	3,000,000	7,200,000	140.0%
Payment from Debt securities	-	-	0.0%	-	(2,200,000)	100.0%
Interest paid	(219,836)	(417,087)	89.7%	(1,143,318)	(1,405,139)	22.9%
Bank Loans	-	(96,535)	100.0%	96,308	2,709,125	2713.0%
Interest paid on lease	(818)	(564)	(31.1%)	(3,703)	(2,582)	(30.3%)
Payments of obligations for leasing	(4,218)	(3,029)	(28.2%)	(16,261)	(12,977)	(20.2%)
Net cash flows used in financing activities	(2,584,260)	(517,215)	(80.0%)	(4,231,529)	6,288,427	(248.6%)

Effects of exchange rate changes on cash held	27,734	(140,686)	(607.3%)	2,303	307,053	13234.1%
Net increase in cash and cash equivalents	(1,618,363)	(775,885)	(52.1%)	1,348,736	6,944,356	414.9%
Cash and cash equivalents at beginning of year	9,118,556	15,220,432	66.9%	6,151,457	7,500,193	21.9%
Cash and cash equivalents at the end of year	7,500,193	14,444,549	92.6%	7,500,193	14,444,549	92.6%

Exhibit D: Consolidated statements of profit or loss and other comprehensive income (in thousands of pesos):
	4Q19	4Q20	Change	12M19	12M20	Change
Revenues
Aeronautical services	2,771,105	2,023,398	(27.0%)	10,547,720	7,225,742	(31.5%)
Non-aeronautical services	962,547	650,490	(32.4%)	3,771,500	2,448,053	(35.1%)
Improvements to concession assets (IFRIC 12)	840,402	(329,479)	(139.2%)	1,906,801	2,192,578	15.0%
Total revenues	4,574,055	2,344,408	(48.7%)	16,226,020	11,866,373	(26.9%)

Operating costs
Costs of services:	773,571	638,350	(17.5%)	2,744,864	2,668,707	(2.8%)
Employee costs	248,330	235,311	(5.2%)	877,068	970,481	10.7%
Maintenance	176,241	130,976	(25.7%)	578,510	426,523	(26.3%)
Safety, security & insurance	118,108	120,358	1.9%	428,208	458,316	7.0%
Utilities	110,737	83,106	(25.0%)	380,370	355,562	(6.5%)
Other operating expenses	120,155	68,599	(42.9%)	480,708	457,825	(4.8%)

Technical assistance fees	116,536	89,858	(22.9%)	461,549	289,154	(37.4%)
Concession taxes	402,758	193,414	(52.0%)	1,318,220	908,310	(31.1%)
Depreciation and amortization	489,007	506,148	3.5%	1,776,137	2,000,361	12.6%
Cost of improvements to concession assets (IFRIC 12)	840,402	(329,479)	(139.2%)	1,906,801	2,192,578	15.0%
Other expenses (income)	17,751	(14,361)	(180.9%)	1,212	(12,726)	(1149.7%)
Total operating costs	2,640,025	1,083,930	(58.9%)	8,208,783	8,046,384	(2.0%)
Income from operations	1,934,030	1,260,478	(34.8%)	8,017,238	3,819,989	(52.4%)

Financial Result	(183,924)	(866,839)	371.3%	(671,132)	(1,434,222)	113.7%
Share of loss of associates	91	-	100.0%	79	3	96.2%
Income (loss) before income taxes	1,750,197	393,639	(77.5%)	7,346,185	2,385,770	(67.5%)
Income taxes	(319,297)	(53,228)	(83.3%)	(1,891,443)	(467,067)	(75.3%)
Net income	1,430,900	340,411	(76.2%)	5,454,742	1,918,703	(64.8%)
Currency translation effect	(223,078)	(643,284)	188.4%	(269,440)	580,308	(315.4%)
Cash flow hedges, net of income tax	(172,094)	(9,355)	(94.6%)	(172,094)	(299,013)	73.7%
Remeasurements of employee benefit – net income tax	(964)	4,680	(585.5%)	(1,404)	(16,658)	1086.5%
Comprehensive income (loss)	1,034,764	(307,548)	(129.7%)	5,011,804	2,183,340	(56.4%)
Non-controlling interest	3,458	90,102	(2505.2%)	(74,777)	(18,701)	75.0%
Comprehensive income (loss) attributable to controlling interest	1,038,222	(217,446)	(120.9%)	4,937,027	2,164,639	(56.2%)

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit E: Consolidated stockholders’ equity (in thousands of pesos):
	Common Stock	Legal Reserve	Reserve for Share Repurchase	Repurchased Shares	Retained Earnings	Other comprehensive income	Total controlling interest	Non-controlling interest	Total Stockholders' Equity
Balance as of January 1, 2019	7,777,576	1,345,709	2,983,374	(1,733,374)	9,552,071	783,629	20,708,985	1,063,165	21,772,150
Transfer of earnings	-	246,842	-	-	(246,842)	-	-	-	-
Dividends declared	-	-	-	-	(4,425,346)	-	(4,425,346)	-	(4,425,346)
Reserve for repurchase of share	-	-	300,000	-	(300,000)	-	-	-	-
Capital distribution	(1,592,494)	-	-	-	-	-	(1,592,494)	-	(1,592,494)
Dividends paid non-controlling interest	-	-	-	-	-	-	-	(96,671)	(96,671)
Comprehensive income:
Net income	-	-	-	-	5,360,152	-	5,360,152	94,590	5,454,742
Foreign currency translation reserve	-	-	-	-	-	(249,628)	(249,628)	(19,813)	(269,441)
Remeasurements of employee benefit – Net	-	-	-	-	-	(1,404)	(1,404)	-	(1,404)
Reserve for cash flow hedges – Net of income tax	-	-	-	-	-	(172,094)	(172,094)	-	(172,094)
Balance as of December 31, 2019	6,185,082	1,592,551	3,283,374	(1,733,374)	9,940,035	360,504	19,628,172	1,041,271	20,669,443

Comprehensive income:
Net income	-	-	-	-	1,968,856	-	1,968,856	(50,153)	1,918,703
Foreign currency translation reserve	-	-	-	-	-	511,454	511,454	68,854	580,308
Remeasurements of employee benefit – Net	-	-	-	-	-	(16,658)	(16,658)	-	(16,658)
Reserve for cash flow hedges – Net of income tax	-	-	-	-	-	(299,013)	(299,013)	-	(299,013)
Balance as of December 31, 2020	6,185,082	1,592,551	3,283,374	(1,733,374)	11,908,891	556,287	21,792,811	1,059,972	22,852,783

For presentation purposes, the 25.5% stake in Desarrollo de Concesiones Aeroportuarias, S.L. (“DCA”) held by Vantage appears in the Stockholders’ Equity of the Company as a non-controlling interest.

As a part of the adoption of IFRS, the effects of inflation on common stock recognized pursuant to Mexican Financial Reporting Standards (MFRS) through December 31, 2007 were reclassified as retained earnings because accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. For Mexican legal and tax purposes, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing separate financial information under MFRS. Therefore, for any transaction between the Company and its shareholders related to stockholders’ equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS. For purposes of reporting to stock exchanges, the consolidated financial statements will continue being prepared in accordance with IFRS, as issued by the IASB.

Exhibit F: Other operating data:
	4Q19	4Q20	Change	12M19	12M20	Change
Total passengers	12,748.3	8,217.3	(35.5%)	48,708.6	27,327.5	(43.9%)
Total cargo volume (in WLUs)	626.5	673.7	7.5%	2,238.5	2,223.2	(0.7%)
Total WLUs	13,374.8	8,891.0	(33.5%)	50,947.1	29,550.7	(42.0%)

Aeronautical & non aeronautical services per passenger (pesos)	292.9	325.4	11.1%	294.0	354.0	20.4%
Aeronautical services per WLU (pesos)	207.2	227.6	9.8%	207.0	244.5	18.1%
Non aeronautical services per passenger (pesos)	75.5	79.2	4.8%	77.4	89.6	15.7%
Cost of services per WLU (pesos)	57.8	71.8	24.1%	53.9	90.3	67.6%

WLU = Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

[1] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Programs in Mexico and Capital Development Program in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

IR Contacts:
Saúl Villarreal, Chief Financial Officer	svillarreal@aeropuertosgap.com.mx
Alejandra Soto, IR and Financial Planning Manager	asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx / +523338801100 ext. 20294
Maria Barona, i-advize Corporate Communications	mbarona@i-advize.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: February 24, 2021	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer